                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

FORM 4                                                      OMB APPROVAL
                                                   -----------------------------
[_] Check this box if no longer                    OMB NUMBER:  3235-0287
    subject to Section 16. Form 4                  Expires:  September 30, 1998
    or Form 5 obligations may                      Estimated average burden
    continue. SEE Instruction 1(b).                hours per response ...... 0.5
                                                   -----------------------------

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940


1. Name and Address of Reporting Person*

  BERMAN                             RONALD                             J.
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  (Last)                             (First)                         (Middle)

  12100 TECHNOLOGY BLVD.
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                                    (Street)

  AUSTIN,                            TEXAS                            78727
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  (City)                             (State)                          (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   S.I. DIAMOND TECHNOLOGY, INC. (SIDT)
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   11/97
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5. If Amendment, Date of Original   (Month/Year)


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6. Relationship of Reporting Person to Issuer
       (Check all applicable)


             X    Director                         10% Owner
           -----                           ------

                  Officer (give                    Other (Specify
           -----           title below)    ------         below)


                   ----------------------------------

7. Individual or Joint/Group Filing (Check Applicable Line)

 X   Form filed by One Reporting Person
----
     Form filed by More than One Reporting Person
----
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
                         Table 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security          2. Trans-   3. Trans-      4. Securities Acquired (A)    5. Amount of    6. Ownership  7. Nature
   (Instr. 3)                    action      action         or Disposed of (D)            Securities      Form:         of Indirect
                                 Date        Code                                         Beneficially    Direct        Beneficial
                                            (Instr. 8)      (Instr. 3,4 and 5)            Owned at       (D) or         Ownership
                                (Month/   ------------   --------------------------       End of Month    Indirect     (Instr. 4)
                                 Day/      Code    V      Amount   (A) or    Price       (Instr. 3       (I)
                                 Year)                             (D)                     and 4)        (Instr. 4)
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
COMMON STOCK                  11/4/97       S            109,000     D       0.45056                        I             (1)
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
COMMON STOCK                  11/5/97       S            100,000     D       0.42249                        I             (1)
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
COMMON STOCK                  11/5/97       S            150,000     D       0.45372                        I             (1)
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
COMMON STOCK                  11/6/97       S             25,000     D       0.45363                        I             (1)
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
COMMON STOCK                  11/10/97      S             90,000     D       0.52315                        I             (1)
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
COMMON STOCK                  11/12/97      S             30,000     D       0.54740                        I             (1)
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
COMMON STOCK                  11/14/97      S             50,000     D       0.57873                        I             (1)
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
COMMON STOCK                  11/14/97      S             31,000     D       0.57870                        I             (1)
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
COMMON STOCK                  11/19/97      S             42,593     D       0.51617                        I             (1)
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
COMMON STOCK(2)               11/4/97       P             50,000     A       0.48907                        D
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
COMMON STOCK(2)               11/5/97       P            146,000     A       0.48322                        D
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
COMMON STOCK(2)               11/6/97       P             25,000     A       0.51514                        D
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
COMMON STOCK(2)               11/10/97      P             18,500     A       0.57349                        D
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
COMMON STOCK(2)               11/11/97      P             15,000     A       0.60903                        D
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
COMMON STOCK(2)               11/12/97      P             10,000     A       0.57785                        D
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
COMMON STOCK(2)               11/14/97      P             27,500     A       0.60893                        D
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
COMMON STOCK(2)               11/19/97      P             21,797     A       0.55146                        D
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
                                                                                          408,047           D
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see
  Instruction 4(b)(v).


                                                                         (Over)
                                                                SEC 1474 (7-96)

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

FORM 4 (continued)


                          Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                  (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security  2. Conversion    3. Transaction  4. Transacation   5. Number of Derivative      6. Date Exercisable
  (Instr. 3)                        or Exercise      Date            Code              Securities Acquired (A)      and Expiration
                                    Price of        (Month/Day/      (Instr. 8)        or Disposed of (D)           Date
                                    Derivative       Year)                            (Instr. 3, 4, and 5)         (Month/Day/
                                    Security                                                                        Year)
                                                                  ---------------   --------------------------   -------------------
                                                                    Code      V         (A)        (D)            Date    Expiration
                                                                                                                  Exer-   Date
                                                                                                                  cisable
-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------


7. Title and Amount of    8. Price of Derivative  9. Number of Derivative     10. Ownership Form           11. Nature of Indirect
   Underlying Securities     Security (Instr. 5)     Securities Beneficially      of Derivative Security:      Beneficial Ownership
  (Instr. 3 and 4)                                   Owned at End of Month        Direct (D) or                (Instr. 4)
                                                     (Instr. 4)                   Indirect (I) (Instr. 4)
------------------------
  Title      Amount or
             Number of
             Shares
------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

Explanation of Responses:
(1) Held by BEG Enterprises Inc. ("BEG"). Mr. Berman owns 50% of the outstanding Common Stock of BEG.
(2) The transactions listed were done pursuant to the estate planning needs of Mr. Berman, with the stock being held by Fortune Properties Ltd., Mr. Berman owns 100% of Fortune Properties, Ltd.

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                               /s/ Ronald J. Berman               12/10/97
                              _______________________________    ______________
                                   Ronald J. Berman                 Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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                                                                 SEC 1474 (7-96)